FORM 6 - K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 4, 2004

Commission File Number: 001-14554

Banco Santander - Chile

(Exact name of Registrant as specified in its charter)

Republic of Chile

(Jurisdiction of incorporation)

Bandera 140

Santiago, Chile

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

FORM 20-F  ☒    FORM 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

YES  ☐    NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : N/A

BANCO SANTANDER - CHILE

Item		Sequential Page Number
1.	Press Release Titled “Banco Santander Santiago Announces Results for the Second Quarter 2004	3

2.	Second Quarter 2004 Results	17

Item 1

www.santandersantiago.cl

BANCO SANTANDER SANTIAGO ANNOUNCES

RESULTS FOR THE SECOND QUARTER 2004

•	In 2Q 2004 net income totaled Ch$40,067 million (Ch$0.21 per share and US$0.35/ADR), decreasing 21.8% compared to 2Q 2003. ROE reached 18.5% in 2Q 2004.

•	Loans increased 3.8% since March 31, 2004. The Bank’s market share has risen 1% during this year to 23.6% as of June 30, 2004. Growth focused on high yielding loans.

•	Past due loans at June 30, 2004 decreased 4.8% compared to March 31, 2004 and 21.5% compared to June 30, 2003. The coverage ratio improved to 110.7%.

•	2Q 2004 results included a one-time pretax loss of Ch$6,307 million resulting from the pre-payment of senior bonds, which should have a positive effect on margins in the future.

•	The Bank has started a number of growth-oriented initiatives to expand its presence in retail banking. 2Q 2004 includes Ch$2,847 million in expenses related to these new projects.

•	Banco Santander Santiago and Almacenes París sealed their Commercial Strategic Alliance and the sale of Santiago Express. The Bank to recognize a profit of US$40 million as a result of this operation.

CONTACTS:
Raimundo Monge	Robert Moreno	Desirée Soulodre
562-320-8505	562-320-8284	562-647-6474

Santiago, Chile, July 30, 20041-. Banco Santander Santiago (NYSE: SAN) announced today its unaudited results for the second quarter 2004. These results are reported on a consolidated basis in accordance with Chilean GAAP2.

In 2Q 2004 net income totaled Ch$40,067 million (Ch$0.21 per share and US$0.35/ADR), decreasing 21.8% when compared to 2Q 2003. This decrease was mainly due to the Ch$6,307 million loss produced by the pre-payment of US$170 million in senior bonds in the quarter. In the quarter the bank pre-paid various senior bonds in order to take advantage of the low interest rate environment and improve the funding mix.

Loans continued to grow in 2Q 2004. As of June 30, 2004 total loans, excluding interbank and past due loans, increased 3.8% since March 31, 2004. The Bank’s loan market share reached 23.6% as of June 2004, improving 1% since the beginning of the year. The Bank has captured 36.7% of the new loans in the Chilean market in this period. Demand for loans by individuals and SMEs remains strong, pushed by higher economic growth and low interest rates. Residential mortgage lending led growth and increased 7.6% between the end of the 1Q and 2Q of 2004. Consumer loans grew 3.5% and lending to SME’s increased 3.0% in the same period.

The greater commercial activity was also apparent in the Bank’s funding activities. The average amount of non-interest bearing demand deposits increased 4.0% between March 31 and June 30, 2004, led by a growth of demand deposits in retail segments. Mutual funds under management increased 10.6% compared to the end of 1Q 2004 and 68.2% YoY.

The Bank’s results in the second quarter also reflected higher expenses resulting from strong commercial activity and investments in various projects being carried out in order to sustain these growth levels. The main projects include:

•	Branch openings: Opening of up to 12 mini-branches in Banefe (7 opened in 1H 2004) and opening of up to 8 branches in Bank (1 opened in 1H 2004) to reinforce retail banking.

•	Credit card project: Strengthening of credit card business to increase usage, penetration levels and market share.

•	Cross-selling project: Hiring of new account executives in order to improve the client per account officer ratio, reduce churn and increase cross-selling.

•	Reengineering of mortgage department: Hiring of additional personnel and improving back office functions.

In 2Q 2004 total operating costs included Ch$2,847 million in administrative expenses directly related to these projects. Excluding these expenses, administrative expenses would have increased 1.7% and total operating costs 2.1% compared to 2Q 2003.

1 Safe harbor statement under the Private Securities Litigation Reform Act of 1995: All forward-looking statements made by Banco Santander Santiago involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Bank’s control. Accordingly, the Bank’s future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in the Bank’s filings with the Securities and Exchange Commission. The Bank does not undertake to publicly update or revise the forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized.

2 The Peso/US dollar exchange rate as of June 30, 2004 was Ch$639.59 per dollar. June 2003 figures are in constant Chilean pesos as of June 30, 2004 and have been adjusted by the price level restatement factor of 1.00619. March 31, 2004 figures are in constant Chilean pesos of June 30, 2004 and have been adjusted by the price level restatement factor of 1.01317.

Net financial income in 2Q 2004 decreased 4.1% compared to 2Q 2003 and increased 15.0% compared to 1Q 2004. The net interest margin reached 4.8% in the current quarter compared to 5.0% in 2Q 2004. This decrease was mainly due to the lower interest rates. This tightened the spread earned over the re-investment of non-interest bearing liabilities and capital. This was partially offset by the improvement in the Bank’s asset and funding mix. Net interest income increased 15.0% and the net interest margin rose 50 basis points to 4.8% in 2Q 2004 compared to 1Q 2004. This was mainly due to the 1.7% increase in average earning assets between these two periods, the better asset and funding mix and the seasonal rise of the quarterly inflation rate.

Net fee income decreased 2.0% compared to 2Q 2003. The Bank has adopted a promotional policy regarding checking account maintenance fees as an incentive to improve client relationships, product usage and cross-selling ratios. As a result, the Bank’s cross-selling ratio among individuals (excluding Banefe) has risen from 3.14 products per client as of December 2003 to 3.21 in June 2004. The usage of products has also increased. The average balance of retail account increased 24.8% since the beginning of the year. Higher balances per account positively affected margins, but also signified lower fees from minimum balance charges. Mutual fund fees increased 51.4% compared to 2Q 2003. Insurance brokerage fees rose 37.0% in 2Q 2004 compared to 2Q 2003.

Total provisions for loan losses, net of loan loss recoveries, increased 4.1% compared to 2Q 2003. Asset quality improved in the quarter. Past due loans at June 30, 2004 decreased 4.8% compared to March 31, 2004 and 21.5% compared to June 31, 2003. As a result of this decrease in past due loans, the coverage ratio (reserves / past due loans) improved to 110.7% compared to 104.8% as of March 31, 2004 and 94.5% as of June 30, 2003.

Banco Santander Santiago	Quarter			Change %
(Ch$ million June 30, 2004)	2Q 2004	1Q 2004	2Q 2003	2Q 2004/2003	2Q /1Q 2004
Net financial income	122,875	106,850	128,109	(4.1)%	15.0%
Total provisions, net of recoveries	(20,872)	(14,385)	(20,054)	4.1%	45.1%
Fees and income from services	28,123	27,815	28,697	(2.0)%	1.1%
Operating expenses	67,313	62,773	63,168	6.6%	7.2%
Income before income taxes	47,968	63,390	62,501	(23.3)%	(24.3)%
Net income	40,067	51,952	51,263	(21.8)%	(22.9)%
Net income/share (Ch$)	0.21	0.28	0.27	(21.8)%	(22.9)%
Net income/ADR (US$)[1]	0.35	0.45	0.40	(12.5)%	(22.2)%
Total loans	8,399,403	8,079,741	7,906,038	6.2%	4.0%
Customer funds	7,191,623	7,458,414	6,983,574	3.0%	(3.6)%
Customer deposits	5,784,307	6,185,501	6,146,659	(5.9)%	(6.5)%
Mutual funds	1,407,316	1,272,913	836,915	68.2%	10.6%
Shareholders’ equity	910,816	1,085,054	920,350	(1.0)%	(16.1)%
Net financial margin	4.8%	4.3%	5.0%
Efficiency ratio	46.9%	43.2%	41.1%
ROE[2]	18.5%	20.1%	23.6%
PDLs / Total loans	1.73%	1.89%	1.73%
Coverage ratio of PDLs	110.7%	104.8%	94.5%
Reserves / loans	1.92%	1.98%	2.22%
BIS ratio	13.6%	16.7%	12.8%
Branches	346	341	345
ATMs	1,050	1,027	1,099
Employees	7,572	7,445	8,972
1.	The change in earnings per ADR may differ from the change in earnings per share due to the exchange rate.
2.	Annualized Earnings / Average Capital & Reserves.

INTEREST EARNING ASSETS

Loans grow 3.8% between 1Q and 2Q 2004 and loan market share increases to 23.6%

Interest Earning Assets	Quarter ended,			% Change
(Ch$ million June 30, 2004)	June 30, 2004	March 31, 2004	June 30, 2003	June 2004/2003	June/March 2004
Commercial loans	2,837,327	2,761,352	2,697,101	5.2%	2.8%
Consumer loans	1,013,944	979,921	731,667	38.6%	3.5%
Residential mortgage loans*	1,536,286	1,404,164	1,464,682	4.9%	9.4%
Foreign trade loans	608,386	624,110	502,433	21.1%	(2.5)%
Leasing	479,124	463,234	440,382	8.8%	3.4%
Other outstanding loans **	622,179	672,222	1,109,412	(43.9)%	(7.4)%
Contingent loans	1,075,938	971,173	652,187	65.0%	10.8%

Total loans	8,173,184	7,876,176	7,597,864	7.6%	3.8%

Total financial investments	1,729,084	2,104,022	1,998,986	(13.5)%	(17.8)%
Past due loans	145,587	152,904	185,408	(21.5)%	(4.8)%
Interbank loans	80,632	50,661	122,766	(34.3)%	59.2%

Total interest-earning assets	10,128,487	10,183,763	9,905,024	2.3%	(0.5)%

*	Includes residential mortgage loans backed by mortgage bonds (letras hipotecarias para la vivienda) and residential mortgage loans not funded with mortgage bonds (mutuos hipotecarios para la vivienda).
**	Includes non-residential mortgage loans backed by a mortgage bond (letras hipotecarias para fines generales) and other loans. As of January 2004 excludes lines of credit.

As of January 2004 the Superintendency of Banks (SBIF) reclassified lines of credit from other loans to consumer or commercial loans depending on their origin. The growth rates of the consumer loans and commercial loans adjusting for this change were the following:

Adjusted growth rates (Ch$ million June 30, 2004)	Loans excluding lines of credit	% Change June 2004/2003
Commercial loans	2,718,976	0.8%

Consumer loans	864,733	18.2%

Loans continued to grow in 2Q 2004 with an increase in most products and business segments. As of June 30, 2004 total loans, excluding interbank loans, increased 3.8% since March 31, 2004. The Bank’s market share has risen from 22.6% as of December 31, 2003 to 23.6% as of June 30, 2004. The Bank has captured 36.7% of the new loans in the Chilean market since the beginning of this year.

Loan product	Market share June 2004	Market share Dec. 2003	% change bp
Total loans*	23.6%	22.6%	+100

Commercial loans	19.9%	19.1%	+80
Consumer loans	25.5%	24.5%	+100
Foreign trade operations	30.2%	27.3%	+290
Residential mortgage loans	22.9%	21.9%	+100
*	Excluding interbank loans

Retail banking

Loans by business segment (Ch$ million June 30, 2004)	June 30, 2004	March 31, 2004	% Change
Middle/upper income	2,694,105	2,509,630	7.4%
Banefe	355,665	346,454	2.7%

Total individuals	3,049,770	2,856,084	6.8%

SMEs	1,627,888	1,580,409	3.0%

Total retail	4,677,658	4,436,493	5.4%

Loans in retail banking increased 5.4% since March 31, 2004. This was led by a 6.8% growth in lending to individuals. The low interest rate environment and higher economic growth has pushed the demand for consumer credit and residential mortgage loans. Residential mortgage lending led growth and increased 7.6% between the end of the 1Q and 2Q of 2004. In the quarter the Bank launched an attractive mortgage loan with a mixed variable-fixed rate pricing structure that was well received by the market. The Bank is in the process of reinforcing its mortgage lending unit in order to gain market share and with this product improve cross-selling ratios. High yielding consumer lending also continued to expand at a rapid pace, increasing 3.5% between June 30 and March 31, 2004 and 18.2% in 12 months.

Lending to SME’s increased 3.0% between March 31, and June 30, 2004. High yielding leasing operations led growth, rising 14.2% in this segment (3.4% for the Bank as a whole). The higher growth rate of the economy and lower rates has led to a larger demand for capital goods financed with leasing. The Bank is also placing a larger emphasis on expanding its presence among SMEs due to the low penetration and attractive profitability levels of this segment.

Corporate banking

Loans by business segment (Ch$ million June 30, 2004)	June 30, 2004	March 31, 2004	% Change
Corporate banking	3,585,190	3,524,372	1.7%

Total loans in the corporate banking segment increased 1.7% between March 31 and June 30, 2004. This was led by a 1.9% rise in foreign trade related business. Santander Santiago as part of Grupo Santander Spain has developed strong competitive advantages in foreign trade business. Commercial loans increased 0.9% in the same period in this segment, reflecting a recovery in lending to this segment, but at the same time the lower growth of internal investment in Chile compared to foreign trade activities and consumer financing.

CUSTOMER FUNDS

The funding mix continues to improve

Funding	Quarter ended,			Change%
(Ch$ million June 30, 2004)	June 30, 2004	March 31, 2004	June 30, 2003	June 2004/2003	June / March 2004
Non-interest bearing demand deposits	2,242,639	2,333,923	2,231,279	0.5%	(3.9)%
Time deposits and savings accounts	3,541,668	3,851,578	3,915,380	(9.5)%	(8.0)%

Total customer deposits	5,784,307	6,185,501	6,146,659	(5.9)%	(6.5)%

Mutual funds	1,407,316	1,272,913	836,915	68.2%	10.6%

Total customer funds	7,191,623	7,458,414	6,983,574	3.0%	(3.6)%

The balance of total customer funds decreased 3.6% between 1Q and 2Q 2004. Time deposits decreased 8.0% and the balance of non-interest bearing demand deposits decreased 3.9% in this period. The Bank is preparing its balance sheet for an expected rise in short-term rates in order to minimize the initial negative impact this may have on margins. As a result the Bank sold financial investments in the quarter to lower the duration of its financial investments and simultaneously reduced more expensive time deposits from the balance sheet.

The funding mix continued to improve in 2Q 2004. The average balance of demand deposits has continued to steadily increase compared to a decrease in average interest bearing deposits. The average amount of non-interest bearing demand deposits increased 4.0% between March 31 and June 30, 2004 compared to a 1.2% decline in average interest bearing deposits in the same period. This rise in average balances, despite the higher inflation rate, reflects the Bank’s commercial focus on strengthening client relationships.

Average balances	Quarter ended,		Change %
(Ch$ million June 30, 2004)	June 30, 2004	March 31, 2004	June /March 2004
Non-interest bearing demand deposits	1,955,909	1,880,969	4.0%

Interest bearing deposits	3,969,804	4,017,674	(1.2)%

The Bank has also been proactively encouraging clients to invest in mutual funds instead of short-term deposits as mutual funds offer better yields, the Bank generates fee income and removes more expensive funding from the balance sheet. Mutual funds under management increased 10.6% compared to the end of 1Q 2004 and 68.2% YoY. The Bank also successfully launched a new guaranteed return fund in the quarter that was well received by the market.

Market share Customer funds	Market share June 2004	Market share Dec. 2003	% change bp
Demand deposits	24.3%	22.1%	+220
Mutual funds	21.2%	20.3%	+90

NET FINANCIAL INCOME

Net interest margin reached 4.8% despite low interest rate environment

Net Financial Income	Quarter			Change %
(Ch$ million June 30, 2004)	2Q 2004	1Q 2004	2Q 2003	2Q 2004/2003	2Q /1Q 2004
Net interest income	129,061	122,162	79,492	62.4%	5.6%
Foreign exchange transactions [3]	(6,186)	(15,312)	48,617	(112.7)%	(59.6)%
Net financial income	122,875	106,850	128,109	(4.1)%	15.0%
Average interest-earning assets	10,213,938	10,045,307	10,287,491	(0.7)%	1.7%
Net interest margin*	4.8%	4.3%	5.0%
Avg. equity + non-interest bearing demand deposits / Avg. earning assets	23.4%	24.0%	20.0%
Quarterly inflation rate**	1.15%	(0.59)%	1.05%
Avg. Overnight interbank rate	1.75%	1.78%	2.74%
*	Annualized.
**	Inflation measured as the variation of the Unidad de Fomento in the quarter.

Net financial income in 2Q 2004 decreased 4.1% compared to 2Q 2003 and average earning assets decreased 0.7%. The net interest margin decreased from 5.0% in 2Q 2004 to 4.8% in 2Q 2004. In the quarter various factors affected the net interest margin:

Negative factors:

•	Lower interest rates. In 2Q 2003 the average overnight short term rate reached 2.74% compared to 1.75% in 2Q 2004. This tightened the spread earned over the re-investment of non-interest bearing liabilities and capital.

•	Lower UF gap. Despite similar levels of inflation in both quarters the gap between Unidad de Fomento (UF, inflation indexed pesos) denominated assets funded through nominal pesos was much lower in the current quarter compared to 2Q 2003. The Bank is in the process of preparing its balance sheet for a higher short-term interest rate environment by improving the funding mix and reducing the duration of it assets. Therefore, in 2Q 2004 the Bank reduced its financial investment portfolio by 17.8% compared to the end of 1Q 2004 and 13.5% YoY. This reduction reduced our UF- Nominal peso gap as most long-term investments are denominated in UFs.

3 For analysis purposes results from foreign exchange transactions, which consist mainly of the results of forward contracts that hedge foreign currency positions, has been included in the calculation of the net financial income and net financial margin. Under SBIF guidelines these gains/losses are not be considered interest revenue, but are included as gains/losses from foreign exchange transactions and, accordingly, registered in a different line of the income statement. This distorts net interest income and foreign exchange transaction gains especially in periods of high volatility of the exchange rate. The results of these hedging positions have been added to net financial income to give a clearer indication of the Bank’s actual net interest margin.

Positive factors:

•	Asset mix. The improvement in the funding mix continued to gain momentum in 2Q 2004. The Bank has been steadily improving its asset mix, which has helped to stabilize the net interest margin. The loan portfolio increased 6.9% in 12 months while consumer loans increased 18.2% and leasing operations expanded by 8.8% in the same period.

•	Funding mix. The improvement of the Bank’s funding mix has supported margins in the low interest rate environment. The ratio of average non-interest bearing demand deposits and equity to average interest earning assets improved to 23.4% in 2Q 2004 compared to 20.2% in 2Q 2003.

Net interest income in 2Q 2004 increased 15.0% compared to 1Q 2004. This was mainly due to the 1.7% increase in average earning assets between these two periods, better asset and funding mix and by the seasonal rise of the quarterly inflation rate.

PROVISION FOR LOAN LOSSES

Asset quality improves and the coverage ratio rises to 110.7%

Provision for loan losses	Quarter			Change %
(Ch$ million June 30, 2004)	2Q 2004	1Q 2004	2Q 2003	2Q 2004/2003	2Q /1Q 2004
Provisions	(2,606)	+9,867	(13,311)	(80.4)%	—
Charge-offs	(28,464)	(32,917)	(14,372)	98.1%	(13.5)%
Total provision charge	(31,070)	(23,050)	(27,703)	12.2%	34.8%
Loan loss recoveries*	10,198	8,665	7,649	33.3%	17.7%
Total provisions, net of recoveries	(20,872)	(14,385)	(20,054)	4.1%	45.1%
Total loans	8,399,403	8,079,741	7,906,038	6.2%	4.0%
Total reserves for loan losses	161,197	160,247	175,247	(8.0)%	0.6%
Past due loans**	145,587	152,904	185,408	(21.5)%	(4.8)%
Net charge-off ratio***	0.99%	0.71%	1.01%
PDL/Total loans	1.73%	1.89%	2.35%
Reserves / loans	1.92%	1.98%	2.22%
Required reserves / loans****	1.88%	1.96%	2.22%
RLL/Past due loans	110.7%	104.8%	94.5%
*	In the second quarter of 2004 and in line with guidelines established by the SBIF, the Bank reclassified loan loss recoveries from non-operating income to loan loss provisions in the income statement. The table above standardized this change for previous quarters in order to make the figures comparable.
**	Past due loans: installments or credit lines more than 90 days overdue.
***	Net provisioning ratio = Total provisions, net of loan loss recoveries annualized divided by total loans.
****	Required reserve / loans ratio replaced the risk index.

Asset quality improved in the quarter. Past due loans at June 30, 2004 decreased 4.8% compared to March 31, 2004 and 21.5% compared to June 30, 2003. As a result of this decrease in past due loans the coverage ratio (reserves / past due loans) improved to 110.7% compared to 104.8% as of March 31, 2004 and 94.5% as of June 30, 2003. The required reserve over loan ratio as defined by the SBIF, which measures the expected loss of the loan portfolio, reached 1.88% compared to 1.96% in 1Q 2004 and 2.22% in 2Q 2003. This also compared favorably to the indicator for the Chilean banking system that reached 2.19% as of April 2004, the latest figure available.

Total provisions for loan losses, net of loan loss recoveries, increased 4.1% compared to 2Q 2003. This rise was due to the increase in total loans, especially consumer loans, which grew 18.2% YoY. These loans obtain a higher spread, but also have a higher charge-off level. The increase in charge-offs was also a result of the implementation of the new provisioning guidelines established by the Bank and the SBIF at the beginning of this year. One of the more important changes was the reclassification of all lines of credit as either consumer or commercial loans depending on their origin. Therefore, the provisioning standard for consumer loans was applied to lines of credit previously classified as other loans. The increase in charge-offs was offset by the 33.3% increase in loan loss recoveries, led by a rise in recoveries in consumer lending. The rise in loan loss recoveries also reflects, in part, the Bank’s reorganization of its collections department. As a result the net charge-off ratio improved from 1.01% of total loans in 2Q 2003 to 0.99% in 2Q 2004.

FEE INCOME

The Bank focuses on increasing usage of fee intensive products

Fee income	Quarter			Change %
(Ch$ million June 30, 2004)	2Q 2004	1Q 2004	2Q 2003	2Q 2004/2003	2Q /1Q 2004
Fee income	34,485	34,079	34,946	(1.3)%	1.2%
Fee expenses	(6,362)	(6,264)	(6,249)	1.8%	1.6%

Total fee income, net	28,123	27,815	28,697	(2.0)%	1.1%

The Bank’s net fee income decreased 2.0% compared to 2Q 2003. The Bank has adopted a promotional policy regarding checking account maintenance fees as an incentive to improve client relationships, product usage and cross-selling ratios. Checking accounts are considered the cornerstone of a profitable banking relationship. Customers with a checking account have six times more products than clients without one. In 2Q 2004 checking & overdraft maintenance fees decreased 5.5% compared to 2Q 2003.

As a result of these efforts the Bank’s cross-selling ratios and product usage have begun to improve. The Bank’s cross-selling ratio for retail clients (excluding Banefe) has risen from 3.14 products per client as of December 2003 to 3.21 in June 2004. Clients with a checking account are using on average 7.58 products compared to 7.39 in the same period. Total products used by clients has risen from 3.8 to 4.0 million in the first half of 2004.

At the same time the usage of checking account has also risen in the year. The average balance per retail accounts has increased 24.8% since December 2003. Higher balances per account positively affect margins, but also signify lower fees from minimum balance charges.

The sale of mutual funds and insurance products also continued to grow. Mutual fund fees increased 51.4% compared to 2Q 2003. This rise is directly related to the 68.2% increase in funds managed in the last 12 months. The Bank increased the dedicated sales force of the mutual fund subsidiary, proactively redirected time deposits to mutual funds and launched a new and successful guaranteed fund in the quarter. Insurance brokerage fees rose 37.0% in 2Q 2004 compared to 2Q 2003. The launching of new products and innovative marketing campaigns has positively impacted the sale of various insurance products. More than 80% of our clients do not have a mutual fund or insurance product.

OPERATING EXPENSES AND EFFICIENCY

Investing to expand presence in retail banking

Operating Expenses	Quarter			Change %
(Ch$ million June 30, 2004)	2Q 2004	1Q 2004	2Q 2003	2Q 2004/2003	2Q /1Q 2004
Personnel expenses	32,692	30,916	32,343	1.1%	5.7%
Administrative expenses	24,340	22,230	21,136	15.2%	9.5%
Depreciation and amortization	10,281	9,627	9,689	6.1%	6.8%
Operating expenses	67,313	62,773	63,168	6.6%	7.2%
Efficiency ratio*	46.9%	43.2%	41.1%
Efficiency ratio excluding amortization and depreciation**	39.7%	36.6%	34.8%
*	Operating expenses / Operating income. Operating income = Net interest income + Net fee income + Other operating income, net.
**	Efficiency ratio excluding amortization and depreciation = (Personnel + Administrative expense) / (Net interest income + Net fee income + Other operating income, net).

Operating expenses increased 6.6% in 2Q 2004 compared to 2Q 2003. This rise was mainly due to the investments in various growth oriented projects being carried out in order to improve operating income growth in retail banking. The main projects include:

•	Branch openings: Opening of up to 12 mini-branches in Banefe (7 opened in 1H 2004) and opening of up to 8 branches in Bank (1 opened in 1H 2004) to reinforce retail banking.

•	Credit card project: Strengthening of credit card business to increase usage, penetration levels and market share.

•	Cross-selling project: Hiring of new account executives in order to improve the client per account officers ratio, reduce churn and increase cross-selling.

•	Reengineering of mortgage department: Hiring of additional personnel and improving back office functions.

In 2Q 2004 total operating costs included Ch$2,847 million in administrative expenses directly related to these projects. Excluding these expenses, administrative expenses would have increased 1.7% and total operating costs 2.1% compared to 2Q 2003.

The 5.7% rise in personnel expenses compared to 1Q 2004 was mainly due to seasonal factors.

OTHER OPERATING INCOME

The Bank pre-pays US$170 million in senior bonds in order to improve funding mix

Other operating income*	Quarter				Change %
(Ch$ million June 30, 2004)	2Q 2004	1Q 2004		2Q 2003	2Q 2004/2003	2Q /1Q 2004
Net gain from trading and mark-to-market of securities	(2,070)	16,297	**	1,162	—	—

Other operating losses	(5,422)	(5,673	)**	(4,317)	25.6%	(4.4)%

Total	(7,492)	10,624		(3,155)	137.5%	—

*	The gains (loss) from foreign exchange transactions are included in the analysis of net financial income (See Net Financial Income)
**	The Bank reclassified Ch$900 million from other operating losses to net gain from trading and mark-to-market of securities after the publishing of results for the 1Q 2004. This has no effect on total other operating income or net income.

The net gain from trading and mark-to-market of securities totaled a loss of Ch$2,070 million in 2Q 2004 compared to a gain of Ch$1,162 million in 2Q 2003. This includes a one-time pretax loss of Ch$6,307 million. In the quarter the bank pre-paid US$170 million in various senior bonds, which should have a positive effect on margins in the future.

The 25.6% increase in other operating losses in 2Q 2004 compared to 2Q 2003 was directly related to an increase in sales force expense. The Bank’s sales force remuneration is mainly variable and fluctuates with the growth of commercial activity in the retail segment.

OTHER INCOME/EXPENSES, PRICE LEVEL RESTATEMENT AND INCOME TAX

Other Income and Expenses	Quarter			Change %
(Ch$ million June 30, 2004)	2Q 2004	1Q 2004	2Q 2003	2Q 2004/2003	2Q/1Q 2004
Non-operating income, net	78	(8,408)	(3,105)	—	—
Income attributable to investments in other companies	258	20	503	(48.7)%	1,190%
Losses attributable to minority interest	(59)	(51)	(36)	63.9%	15.7%
Total other income, net*	277	(8,439)	(2,638)	—	—

Price level restatement	(7,644)	3,698	(5,310)	44.0%	—

Income tax	(7,901)	(11,438)	(11,238)	(29.7)%	(30.9)%
*	In the 1Q 2004, and in line with guidelines established by the SBIF, the Bank reclassified loan loss recoveries from non-operating income to loan loss provisions in the income statement. The table above standardized this change for previous quarters in order to make the figures comparable

Other income, net totaled a gain of Ch$277 million in 2Q 2004 compared to a loss of Ch$2,638 million in 2Q 2003. This higher result was mainly due to lower non-credit related provisions recognized in the current quarter compared to 2Q 2003. This was partially offset by a higher loss from the charge-off of repossessed assets. The better result in non-operating income, net compared to 1Q 2004 was mainly due to exceptionally high level of non-credit related provisions recognized in the previous quarter.

The loss from price level restatement totaled Ch$7,644 million in 2Q 2004 compared to a loss of Ch$5,310 million in 2Q 2003. In 2Q 2004 the inflation rate measured by the variation of the UF was 1.15% compared to 1.05% in the same quarter of 2003. The Bank must adjust its capital, fixed assets and other assets for the variations in price levels. Since the Bank’s capital is larger than the sum of fixed and other assets, the higher the inflation rate, the larger the loss from price level restatement.

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

ROE in the quarter reaches 18.5% with a BIS ratio of 13.5%.

Shareholders’ equity	Quarter ended			Change %
(Ch$ million June 30, 2004)	June 30, 2004	March 31, 2004	June 30, 2003	June 2004/2003	June / March 2004
Capital and Reserves	819,472	1,033,102	828,339	(1.1)%	(20.7)%
Net Income	91,344	51,952	92,011	(0.7)%	75.8%

Total shareholders’ equity	910,816	1,085,054	920,350	(1.0)%	(16.1)%

As of June 30, 2004, shareholders’ equity totaled Ch$910,916 million. The Bank’s ROE in 2Q 2004, measured as net income over average capital and reserves in the period increased to 18.5%. The Bank’s BIS ratio as of June 30, 2004 was 13.6% and is ex-dividend. In the same period the Tier I ratio reached a solid level of 10.1%.

Capital Adequacy (Ch$ million June 30, 2004)	June 30, 2004	March 31, 2004	Change %
Tier I	819,472	1,033,099	(20.7)%
Tier II	284,874	281,207	1.3%
Regulatory capital	1,104,346	1,314,306	(16.0)%
Risk weighted assets	8,152,199	7,858,290	3.7%
BIS ratio	13.6%	16.7%	(310	)bp

CORPORATE NEWS

Santander Santiago and Almacenes París consolidate their Commercial Strategic Alliance seal the sale of Santiago Express. The Bank to recognize a profit of US$40 million in the second half of 2004.

Banco Santander Santiago and Almacenes París, one of Chile top retailers, sealed their Commercial Strategic Alliance, and other agreements related to the sale of the loan portfolio and branches of Santiago Express, which will become Banco París. The profit generated by this deal for the Bank was set at US$ 40 million. This included US$38 million from the sale of Santiago Express and US$2 million for access to Santander Santiago’s ATM network. The agreement also included: (i) the operational details that will allow Banco Santander Santiago to acquire the loans of the Prime (middle to upper income) clients of Almacenes París and make effective the benefits of this agreement for Santander Santiago clients: (ii) clients of Santander Santiago will be able to access with their credit cards Almacenes París’ client loyalty programs.

Santiago Express had 330 employees, 37 working branches and a loan portfolio of Ch$ 90 billion (US$140 million). The net gain from this transaction will be recognized when Banco París receives the final approval by the Superintendence of Banks.

Santander Santiago picked as the Best Bank in Chile for 5th consecutive year.

Euromoney magazine named Banco Santander Santiago, the Best Bank in Chile for the fifth consecutive year. This magazine highlighted the Bank’s strong market position and high profitability levels in 2003.

Santander Santiago Recognized as Chile’s Most Socially Responsible Corporation.

La Segunda, a leading local newspaper and Adimark, a local consulting group, published the results of their annual survey: “The Most Admired Companies in Chile”. In this ranking Santander Santiago came in fourth place overall and first place among banks. The Bank ranked Number 1 in the following categories: “Corporate Social Responsibility” and “Best Opportunities for Women in the Workplace”. The Bank ranked second in “Meritocracy”.

INSTITUTIONAL BACKGROUND

According to the latest figures published by the SBIF for the month of June 2004, Banco Santander Santiago was the largest bank in Chile in terms of loans and deposits. The Bank also has the largest distribution network with 346 branches and 1,050 ATMs. The Bank has the highest credit ratings among all Latin American companies with an A rating from Standard and Poor’s, A- by Fitch and a Baa1 rating from Moody’s, which are the same ratings assigned to the Republic of Chile. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank’s main shareholder is Grupo Santander, which directly and indirectly owns 83.94% of Banco Santander Santiago.

Grupo Santander

Grupo Santander (SAN.MC, STD.N) is the largest financial group in Spain and Latin America, and the second largest bank in the Euro Zone by market capitalization. Founded in 1857, it has forged important business initiatives, including a 15-year old alliance with The Royal Bank of Scotland, ownership of the third largest banking group in Portugal and a leading consumer finance franchise in Germany, Italy and seven other European countries.

Grupo Santander maintains a leading position in Latin America, with 4,052 offices in ten countries, serving more than 12 million individual clients and approximately half a million small and medium sized companies, managing over €$100 billion in business (on & off-balance sheet). In 2003, Santander recorded $1.49 billion in net attributable income in Latin America.

BANCO SANTANDER – CHILE, AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Adjusted for general price level changes and expressed in millions of constant

Ch$ of June 30, 2004 )

	30-Jun 2004	30-Jun 2004	31-Mar 2004	30-Jun 2003	% Change June 2004 / 2003	% Change June /March 2004
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions
A S S E T S
Cash and due from banks
Noninterest bearing	921,818	586,820	864,393	957,509	-38.7%	-32.1%
Interbank deposits-interest bearing	130,154	82,855	180,993	135,542	-38.9%	-54.2%

Total cash and due from banks	1,051,972	669,675	1,045,386	1,093,051	-38.7%	-35.9%

Financial investments
Government securities	1,305,573	831,115	1,157,485	998,250	-16.7%	-28.2%
Investments purchased under agreements to resell	62,998	40,104	41,853	74,395	-46.1%	-4.2%
Other financial investments	718,577	457,439	410,994	270,511	69.1%	11.3%
Investment collateral under agreements to repurchase	629,017	400,426	493,690	655,830	-38.9%	-18.9%

Total financial investments	2,716,165	1,729,084	2,104,022	1,998,986	-13.5%	-17.8%

Loans, net
Commercial loans	4,457,071	2,837,327	2,761,352	2,697,101	5.2%	2.8%
Consumer loans	1,592,774	1,013,944	979,921	731,667	38.6%	3.5%
Mortgage loans (Financed with mortgage bonds)	2,047,184	1,303,217	1,436,039	1,621,575	-19.6%	-9.2%
Foreign trade loans	955,695	608,386	624,110	502,433	21.1%	-2.5%
Interbank loans	126,662	80,632	50,661	122,766	-34.3%	59.2%
Leasing	752,641	479,124	463,234	440,382	8.8%	3.4%
Other outstanding loans	1,343,483	855,248	640,347	952,519	-10.2%	33.6%
Past due loans	228,698	145,587	152,904	185,408	-21.5%	-4.8%
Contingent loans	1,690,159	1,075,938	971,173	652,187	65.0%	10.8%
Reserve for loan losses	(253,219)	(161,197)	(160,247)	(175,247)	-8.0%	0.6%

Total loans, net	12,941,148	8,238,206	7,919,494	7,730,791	6.6%	4.0%

Other assets
Bank premises and equipment	321,752	204,824	209,067	211,576	-3.2%	-2.0%
Foreclosed assets	57,693	36,727	37,114	40,299	-8.9%	-1.0%
Investments in other companies	6,708	4,270	4,615	4,819	-11.4%	-7.5%
Assets to be leased	19,033	12,116	20,059	14,096	-14.0%	-39.6%
Other	757,455	482,188	428,107	537,901	-10.4%	12.6%

Total other assets	1,162,641	740,125	698,962	808,691	-8.5%	5.9%

TOTAL ASSETS	17,871,927	11,377,090	11,767,864	11,631,519	-2.2%	-3.3%

BANCO SANTANDER—CHILE, AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Adjusted for general price level changes and expressed in millions of constant

Ch$ of June 30, 2004 )

	30-Jun 2004	30-Jun 2004	31-Mar 2004	30-Jun 2003	% Change June 2004 /2003	% Change June /March 2004
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions
LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Current accounts	1,947,451	1,239,728	1,187,573	1,220,201	1.6%	4.4%
Bankers drafts and other deposits	1,575,443	1,002,911	1,146,350	1,011,078	-0.8%	-12.5%

Total non-interest bearing deposits	3,522,894	2,242,639	2,333,923	2,231,279	0.5%	-3.9%

Savings accounts and time deposits	5,563,499	3,541,668	3,851,578	3,915,380	-9.5%	-8.0%

Total deposits	9,086,393	5,784,307	6,185,501	6,146,659	-5.9%	-6.5%

Other interest bearing liabilities
Banco Central de Chile borrowings
Credit lines for renegotiation of loans	16,854	10,729	11,623	14,099	-23.9%	-7.7%
Other Banco Central borrowings	13,852	8,818	9,685	30,380	-71.0%	-9.0%

Total Banco Central borrowings	30,706	19,547	21,308	44,479	-56.1%	-8.3%

Investments sold under agreements to repurchase	827,413	526,723	527,866	508,113	3.7%	-0.2%

Mortgage finance bonds	1,920,842	1,222,789	1,215,199	1,609,319	-24.0%	0.6%

Other borrowings
Bonds	215,603	137,251	243,127	323,701	-57.6%	-43.5%
Subordinated bonds	636,370	405,107	401,942	442,213	-8.4%	0.8%
Borrowings from domestic financial institutions	130,458	83,048	72,500	89,631	-7.3%	14.5%
Foreign borrowings	1,059,582	674,519	621,711	584,306	15.4%	8.5%
Other obligations	104,835	66,737	65,243	65,692	1.6%	2.3%

Total other borrowings	2,146,848	1,366,662	1,404,523	1,505,543	-9.2%	-2.7%

Total other interest bearing liabilities	4,925,809	3,135,721	3,168,896	3,667,454	-14.5%	-1.0%

Other liabilities
Contingent liabilities	1,690,044	1,075,865	970,754	651,374	65.2%	10.8%
Other	736,948	469,134	356,465	244,809	91.6%	31.6%
Minority interest	1,959	1,247	1,194	873	42.8%	4.4%

Total other liabilities	2,428,951	1,546,246	1,328,413	897,056	72.4%	16.4%

Shareholders’ equity
Capital and reserves	1,287,284	819,472	1,033,102	828,339	-1.1%	-20.7%
Income for the year	143,490	91,344	51,952	92,011	-0.7%	75.8%

Total shareholders’ equity	1,430,774	910,816	1,085,054	920,350	-1.0%	-16.1%

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	17,871,927	11,377,090	11,767,864	11,631,519	-2.2%	-3.3%

BANCO SANTANDER CHILE

YTD INCOME STATEMENTS

Constant Chilean pesos of June 30, 2004

	IH 2004	IH 2004	IH 2003	% Change
	US$ thousands	Ch$ millions	Ch$ millions	IH 2004/2003

Interest income and expense
Interest income	641,714	408,509	407,012	0.4%
Interest expense	(249,570)	(158,874)	(198,150)	-19.8%

Net interest income	392,144	249,635	208,862	19.5%

Provision for loan losses	(55,068)	(35,056)	(58,989)	-40.6%

Fees and income from services
Fees and other services income	107,009	68,121	67,742	0.6%
Other services expense	(19,707)	(12,545)	(12,519)	0.2%

Total fees and income from services, net	87,302	55,576	55,223	0.6%

Other operating income, net
Net gain (loss) from trading and brokerage	22,016	14,015	9,440	48.5%
Foreign exchange transactions, net	(33,458)	(21,299)	30,690	-169.4%
Other, net	(17,313)	(11,021)	(10,202)	8.0%

Total other operating income, net	(28,755)	(18,305)	29,928	-161.2%

Other income and expenses
Recovery of loans previously written off	0	0	14,512	- 100.0%
Nonoperating income, net	(12,914)	(8,221)	(2,735)	200.6%
Income attributable to investments in other companies	437	278	640	-56.6%
Losses attributable to minority interest	(171)	(109)	(84)	29.8%

Total other income and expenses	(12,648)	(8,052)	12,333	-165.3%

Operating expenses
Personnel salaries and expenses	(99,288)	(63,206)	(63,485)	-0.4%
Administrative and other expenses	(72,701)	(46,281)	(44,746)	3.4%
Depreciation and amortization	(31,077)	(19,783)	(19,156)	3.3%

Total operating expenses	(203,066)	(129,270)	(127,387)	1.5%

Gain (loss) from price-level restatement	(6,274)	(3,994)	(8,372)	-52.3%

Income before income taxes	173,635	110,534	111,598	-1.0%
Income taxes	(30,145)	(19,190)	(19,587)	-2.0%

Net income	143,490	91,344	92,011	-0.7%

BANCO SANTANDER CHILE

QUARTERLY INCOME STATEMENTS

Constant Chilean pesos of June 30, 2004

	IIQ 2004	IIQ 2004	IQ 2004	IIQ 2003	% Change	% Change
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions	IIQ 2004/2003	IIQ /1Q 2004
Interest income and expense
Interest income	361,253	229,970	180,891	187,377	22.7%	27.1%
Interest expense	(158,515)	(100,909)	(58,729)	(107,885)	-6.5%	71.8%

Net interest income	202,738	129,061	122,162	79,492	62.4%	5.6%

Provision for loan losses	(32,765)	(20,858)	(14,385)	(27,683)	-24.7%	45.0%

Fees and income from services
Fees and other services income	54,171	34,485	34,079	34,946	-1.3%	1.2%
Other services expense	(9,994)	(6,362)	(6,264)	(6,249)	1.8%	1.6%

Total fees and income from services, net	44,177	28,123	27,815	28,697	-2.0%	1.1%

Other operating income, net
Net gain (loss) from trading and brokerage	(3,252)	(2,070)	16,297	1,162	-278.1%	-112.7%
Foreign exchange transactions, net	(9,717)	(6,186)	(15,312)	48,617	-112.7%	-59.6%
Other, net	(8,517)	(5,422)	(5,673)	(4,317)	25.6%	-4.4%

Total other operating income, net	(21,486)	(13,678)	(4,688)	45,462	-130.1%	191.8%

Other income and expenses
Recovery of loans previously written off	0	0	0	7,649	-100.0%	0
Nonoperating income, net	123	78	(8,408)	(3,105)	-102.5%	-100.9%
Income attributable to investments in other companies	405	258	20	503	-48.7%	1190.0%
Losses attributable to minority interest	(93)	(59)	(51)	(36)	63.9%	15.7%

Total other income and expenses	435	277	(8,439)	5,011	-94.5%	-103.3%

Operating expenses
Personnel salaries and expenses	(51,355)	(32,692)	(30,916)	(32,343)	1.1%	5.7%
Administrative and other expenses	(38,235)	(24,340)	(22,230)	(21,136)	15.2%	9.5%
Depreciation and amortization	(16,150)	(10,281)	(9,627)	(9,689)	6.1%	6.8%

Total operating expenses	(105,740)	(67,313)	(62,773)	(63,168)	6.6%	7.2%

Gain (loss) from price-level restatement	(12,008)	(7,644)	3,698	(5,310)	44.0%	-306.7%

Income before income taxes	75,351	47,968	63,390	62,501	-23.3%	-24.3%
Income taxes	(12,411)	(7,901)	(11,438)	(11,238)	-29.7%	-30.9%

Net income	62,940	40,067	51,952	51,263	-21.8%	-22.9%

Financial Ratios

	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04
Profitability
Net interest margin*	4.1%	4.6%	4.4%	4.9%	4.3%	5.0%	4.2%	4.7%	4.3%	4.8%
Net fees / operating expenses	35.9%	34.2%	35.9%	34.9%	41.3%	45.4%	49.6%	42.3%	43.2%	43.0%
ROE	24.6%	33.1%	16.8%	0.0%	17.0%	23.6%	24.3%	32.2%	20.1%	18.5%

Capital ratio
BIS	12.9%	12.8%	13.9%	14.3%	16.6%	15.0%	15.3%	14.6%	16.7%	13.6%

Earnings per Share
Net income (nominal Ch$mn)	58,498	64,839	33,375	37,803	40,497	50,948	49,678	65,852	51,277	40,067
Net income per share (Nominal Ch$)	0.31	0.34	0.18	0.20	0.21	0.27	0.26	0.35	0.27	0.21
Net income per ADS (US$)	0.49	0.51	0.25	0.0	0.31	0.40	0.41	0.61	0.45	0.35
Shares outstanding in million	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1

Credit Quality
Past due loans/total loans	1.40%	1.35%	1.74%	2.12%	2.30%	2.35%	2.38%	2.23%	1.98%	1.73%
Reserves for loan losses/past due loans	139.6%	129.9%	108.6%	100.5%	93.3%	94.5%	94.3%	99.1%	104.8%	110.7%

Efficiency
Operating expenses/operating income	44.7%	43.7%	52.9%	48.2%	45.8%	41.1%	45.1%	42.4%	43.2%	46.9%

Market information (period-end)
Stock price	12.8	11.6	12.8	12.8	12.9	13.7	14.7	13.6	15.9	16.2
ADR price	20.10	17.35	17.7	18.63	18.33	20.41	23	23.8	26.9	26.7
Market capitalization (US$mn)	3,646	3,147	3,210	3,379	3,325	3,702	4,172	4,313	4,879	4,843

Other Data
Exchange rate (Ch/US$) (period-end)	664.44	697.69	747.62	712.38	727.36	697.23	665.13	599.42	623.21	636.59
*	Net interest margin including results of foreign exchange transactions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE
August 4, 2004
/s/ GONZALO ROMERO A.
Name: Gonzalo Romero A.
Title: General Counsel